LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

RECEIVED
2004 AUG -4 P 1:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please reply to Fax No: 020 7880 5111

04035993

03 August 2004

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

David Cook
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)

30 July 2004

LAURA ASHLEY HOLDINGS plc
('the Company')

Following the announcement on 16 July 2004 of the appointment of Roger Bambrough as a Non-Executive Director of the Company, the Company makes this announcement in compliance with Rule 16.4 of the Listing Rules. Other than in Laura Ashley Holdings plc, Mr Bambrough is also currently a director in Corus Hotels plc. In the last five (5) years, he has held a directorship in YTL Cement Berhad (Malaysia).

From January 1990 to March 1991, Mr Bambrough was a part time Executive Director of two related companies, Hollow Core Products Ltd and Hydro Spartan Ltd. In 1991, overwhelmed by the recession that had hit the UK, both companies went into voluntary creditors liquidation.

Enquiries:

James Olley Brunswick Group 020 7404 5959